Lightlake Therapeutics Inc.

449 Park Avenue, 9th Floor

New York, New York 10022

January 14, 2016

VIA EDGAR

Mail Stop 3561

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re: Lightlake Therapeutics Inc.

Form 10-K for the Fiscal Year Ended July 31, 2015

Filed October 26, 2015

Form 10-Q for the Fiscal Quarter Ended October 31, 2015

Filed December 14, 2015

File No. 000-55330

Dear Ms. Jenkins:

We are in receipt of your comment letter dated January 12, 2016 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the responses of Lightlake Therapeutics Inc. (the “Company”):

Form 10-Q for the Fiscal Quarter Ended October 31, 2015

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 24

1.	On page 42 of your Form 10-K for the fiscal year ended July 31, 2015, you state that your disclosure controls and procedures were not effective due to material weaknesses that had been identified. Based upon your disclosures on pages 24 and 25 of your Form 10-Q for the period ended October 31, 2015, you still appear to have had similar material weaknesses with no material remediation efforts disclosed during the three months ended October 31, 2015. However, you disclose at the bottom of page 24 of this Form 10-Q that your disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of your disclosure control system were met. If you believe your disclosure controls and procedures were effective as of October 31, 2015, please explain to us in detail how you reached this conclusion and tell us where the material changes in your disclosure controls and procedures were disclosed, if applicable. Alternatively, if your disclosure controls and procedures were not effective as of October 31, 2015, please amend your Form 10-Q accordingly to clearly state they were not effective.

RESPONSE: We plan to amend our Form 10-Q for the three months ended October 31, 2015 by replacing the current Item 4 of Part I with the following:

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s principal executive officer and principal financial officer conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that, as of October 31, 2015, the Company’s disclosure controls and procedures were not effective due to the material weaknesses identified in Item 9A of the Company’s Annual Report on Form 10-K filed with the SEC on October 26, 2015.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation by our principal executive officer and principal financial officer required by paragraph (d) of Exchange Act Rule 13a-15 or Rule 15d-15 that occurred in the three months ended October 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Lightlake Therapeutics Inc.

By: /s/ Kevin Pollack

Name: Kevin Pollack

Title: Chief Financial Officer